10026830

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47891

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 AND ENDING 12/31/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GRIFFIN CAPITAL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2121 ROSECRANS AVENUE, SUITE 3321
(No. and Street)

EL SEGUNDO, CALIFORNIA 90245
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KEVIN A. SHIELDS 310/606-5900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREEN HASSON & JANKS LLP
(Name – *if individual, state last, first, middle name*)

10990 WILSHIRE BOULEVARD, 16TH FLOOR; LOS ANGELES, CALIFORNIA 90024
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2010
BRANCH OF REGISTRATIONS AND
04 EXAMINATIONS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KEVIN A. SHIELDS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GRIFFIN CAPITAL SECURITIES, INC., as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

please see attachment

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ____________________
2 ____________________
3 ____________________
4 ____________________
5 ____________________
6 ____________________

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 24th (Date) day of February (Month), 20 10 (Year), by

(1) Kevin A. Shields (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ____________________ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

IVY FEATHERSTONE
Commission # 1786959
Notary Public - California
Los Angeles County
MyComm. Expires Dec 25, 2011

Signature [signature] (Signature of Notary Public)

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ____________________

Document Date: ____________ Number of Pages: ______

Signer(s) Other Than Named Above: ____________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

GREEN HASSON & JANKS LLP

70

ADDRESS

10990 WILSHIRE BOULEVARD, 16TH FLOOR; LOS ANGELES, CALIFORNIA 90024

Number and Street 71	City 72	State 73	Zip Code 74

CHECK ONE

- [X] Certified Public Accountant 75
- [ ] Public Accountant 76
- [ ] Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

GRIFFIN CAPITAL SECURITIES, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2009

CONTENTS

GH&J

GREEN HASSON & JANKS LLP
BUSINESS ADVISORS AND CPAs
-Since 1953-

INDEPENDENT AUDITORS' REPORT

Board of Directors
Griffin Capital Securities, Inc.

We have audited the accompanying statement of financial condition of Griffin Capital Securities, Inc. (the company) as of December 31, 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the company as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Green Hasson & Janks LLP

February 18, 2009
Los Angeles, California

A Member of HLB International
A world-wide organization of accounting firms and business advisers

10990 Wilshire Boulevard | Sixteenth Floor | Los Angeles, California 90024-3929
TEL (310) 873-1600 | FAX (310) 873-6600 | www.ghjadvisors.com

GRIFFIN CAPITAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS

CURRENT ASSETS:		
Cash		$ 3,886
Marketable Securities		12,100
TOTAL CURRENT ASSETS		15,986
OTHER ASSETS:		
Deposits		24,304
TOTAL ASSETS		$ 40,290

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts Payable		$ 30,334
STOCKHOLDER'S EQUITY:		
Common Stock - No Par Value, 5,000 Shares Authorized, Issued and Outstanding	$ 5,000	
Additional Paid-In Capital	860,379	
Accumulated Deficit	(855,423)	
TOTAL STOCKHOLDER'S EQUITY		9,956
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 40,290

The Accompanying Notes are an Integral Part of These Financial Statements

GRIFFIN CAPITAL SECURITIES, INC.

STATEMENT OF OPERATIONS
Year Ended December 31, 2009

REVENUES:		
Commissions		$ 128,670
EXPENSES:		
Commissions and Marketing Expense	$ 58,126	
General and Administrative	39,755	
Compensation and Benefits	594,464	
Meetings and Conferences	137,828	
Insurance	3,382	
Professional Fees	14,438	
Taxes, Licenses and FINRA Fees	66,281	
TOTAL EXPENSES		914,274
LOSS FROM OPERATIONS		(785,604)
OTHER INCOME:		
Interest and Dividend Income	140	
Unrealized Gain on Investments	5,983	
TOTAL OTHER INCOME		6,123
LOSS BEFORE INCOME TAX EXPENSE		(779,481)
Income Tax Expense		(25,400)
NET LOSS		$ (804,881)

The Accompanying Notes are an Integral Part of These Financial Statements

GRIFFIN CAPITAL SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2009

	Common Stock				
	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Stockholder's Equity
Balance at January 1, 2009	5,000	$ 5,000	$ 152,763	$ (50,542)	$ 107,221
Contributed Capital	-	-	707,616	-	707,616
Net Loss	-	-	-	(804,881)	(804,881)
BALANCE AT DECEMBER 31, 2009	5,000	$ 5,000	$ 860,379	$ (855,423)	$ 9,956

The Accompanying Notes are an Integral Part of These Financial Statements

GRIFFIN CAPITAL SECURITIES, INC.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Loss	$ (804,881)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:	
Unrealized Gain on Investments	(5,983)
Deferred Tax Expense	24,600
Increase in Other Assets	(23,945)
Increase in Accounts Payable	30,334
NET CASH USED IN OPERATING ACTIVITIES	(779,875)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital Contribution by Stockholder	707,616
NET DECREASE IN CASH	(72,259)
Cash - Beginning of Year	76,145
CASH - END OF YEAR	$ 3,886
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash Paid During the Year for Income Taxes	$ 600

The Accompanying Notes are an Integral Part of These Financial Statements

GRIFFIN CAPITAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2009

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) NATURE OF BUSINESS

Griffin Capital Securities, Inc. (the company) is primarily engaged in the business of brokering public and private placements of debt and equity financing on leased assets. The company was incorporated on June 26, 1991. Effective August 28, 2008, the company changed its name from Highland Securities Corporation dba Griffin Capital to Griffin Capital Securities, Inc.

In February 2009, the company became the managing broker-dealer of a private REIT placement, The GC Net Lease REIT, INC., (the REIT). The REIT filed a registration statement with the Securities and Exchange Commission, which became effective on November 6, 2009. The company and the REIT executed an amended agreement to continue as the managing broker-dealer for the public REIT on November 6, 2009 and the private REIT placement was terminated.

The company operates under the provisions of Paragraph (K)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule.

(b) RECENT ACCOUNTING PRONOUNCEMENTS

In accordance with the newly adopted accounting pronouncement, Accounting for Uncertainty in Income Taxes, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Effective July 1, 2009, the *Financial Accounting Standards Board Codification* became the single source of authoritative accounting principles to be applied by nongovernmental entities in the preparation of financial statements in the United States of America. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. Any technical references incorporated into these financial statements have been updated to correspond to the new FASB codification.

(c) MANAGEMENT'S USE OF ESTIMATES

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d) CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash and cash equivalents.

The company maintains its cash and cash equivalents in bank deposit and money market accounts, which, at times, may exceed federally insured limits. The company has not experienced any losses in such accounts. The company believes it is not exposed to any significant credit risk on cash and cash equivalents.

(e) INVESTMENTS

Trading securities, comprised of marketable securities, are recorded at fair value based on trading in the public market.

(f) FAIR VALUE MEASUREMENTS

The company adopted Accounting Standard Codification (ASC) 820, *"Fair Value Accounting",* for those assets (and liabilities) that are re-measured and reported at fair value at each reporting period.

In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets (or liabilities). Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset (or liability) and include situations where there is little, if any, market activity for the asset (or liability).

As of December 31, 2009, the company's assets and liabilities subject to the provisions of ASC 820 included cash, marketable securities and accounts payable, and their carrying amount approximates fair value due to the short-term maturity of these instruments.

(g) REVENUE AND EXPENSE RECOGNITION

Revenue related to the brokering of public and private placements is recognized when the services are completed. In most cases, this would be at the closing of the transaction. Expenses related to a public or private placement are capitalized and recognized as a cost of the transaction upon recognition of the related revenue. Expenses related to transactions which are abandoned are recognized at the date of abandonment.

Commission and marketing fees are earned on completed sales of the REIT's common stock. Such commission fees and, in some instances, a portion of the marketing fees are disbursed to participating broker-dealers, and are included as part of commission and marketing expense in the accompanying financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(h) INCOME TAXES

The company provides for income taxes on all transactions that have been recognized in accordance with ASC 740, *Income Taxes* (Income Tax Accounting). Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period during which such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more-likely-than-not to be realized. Pursuant to Income Tax Accounting, the company may assess various sources of evidence in the conclusion as to the necessity of valuation allowances to reduce deferred tax assets to amounts more-likely-than-not to be realized, including losses of the company as certain tax attributes such as net operating losses (NOLs) and capital loss carryforwards.

The company is no longer subject to U.S. federal income tax examinations by tax authorities for the years before 2006 and state examinations before the years before 2005.

(i) SUBSEQUENT EVENTS

The company has evaluated events and transactions occurring subsequent to the balance sheet date of December 31, 2009, for items that should potentially be recognized or disclosed in these consolidated financial statements. The evaluation was conducted through February 18, 2010, the date these financial statements were available to be issued. No such material events or transactions were noted to have occurred other than as disclosed in Note 3.

NOTE 2 - INVESTMENTS

The following table presents information about the company's assets that are measured at fair value on a recurring basis at December 31, 2009, and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value:

	Fair Value Measurements Using			
	Year Ended December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Marketable Securities:				
Common Stock	$ 12,100	$ 12,100	$ -	$ -

The fair values of marketable securities within level 1 input were obtained based on quoted market prices at the closing of the last business day of the fiscal year.

NOTE 3 - NET CAPITAL REQUIREMENTS

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital at all times and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, the company had a capital deficiency of $21,286, which is below the required net capital of $5,000.

On January 6, 2010, the sole stockholder of the company contributed $175,000 of additional paid-in capital, which was used to offset the capital deficiency and restore the required net capital balance.

NOTE 4 - INCOME TAXES

The income tax expense is comprised of the following:

Current - Federal	$ -
Current - State	800
Deferred Income Tax Expense	24,600
INCOME TAX EXPENSE	$ 25,400

Deferred tax assets (liabilities) are comprised of the following:

DEFERRED TAX ASSETS (LIABILITIES):	
Net Operating Loss Carryforward	$ 338,074
Unrealized Gain on Investments	(2,187)
NET DEFERRED INCOME TAX ASSETS BEFORE VALUATION ALLOWANCE	335,887
Valuation Allowance	(335,887)
NET DEFERRED INCOME TAXES	$ -
DEFERRED INCOME TAXES:	
Current	$ -
Long-Term	-
NET DEFERRED INCOME TAXES	$ -

The difference between income tax expense as a percentage of loss before taxes and the federal statutory rate of 34% is due primarily to the effect of the valuation allowance.

As of December 31, 2009, the company has a net operating loss carryforward available to be utilized for federal and state income tax purposes of approximately $840,000, which will begin to expire in the year 2030 for federal tax purposes and 2019 for state tax purposes.

A valuation allowance has been established against net deferred income tax assets, which may not be realized. During the year ended December 31, 2009, the valuation allowance increased by $335,887.

GRIFFIN CAPITAL SECURITIES, INC.

SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2009

GREEN HASSON & JANKS LLP
BUSINESS ADVISORS AND CPAs
-Since 1953-

INDEPENDENT AUDITORS' REPORT
ON SUPPLEMENTAL INFORMATION REQUIRED BY
RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Griffin Capital Securities, Inc.

We have audited the accompanying financial statements of Griffin Capital Securities, Inc. as of and for the year ended December 31, 2009, and have issued our report thereon dated February 18, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I, II, III, and IV are presented for purposes of additional analysis and are not required parts of the basic financial statements, but are supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Green Hasson & Janks LLP

February 18, 2010
Los Angeles, California

A Member of HLB International
A world-wide organization of accounting firms and business advisers

10990 Wilshire Boulevard | Sixteenth Floor | Los Angeles, California 90024-3929
TEL (310) 873-1600 | FAX (310) 873-6600 | www.ghjadvisors.com

GRIFFIN CAPITAL SECURITIES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2009

NET CAPITAL:		
Total Stockholder's Equity	$	9,956
Deductions:		
Nonallowable Assets		(24,304)
15% Haircut on Security Positions		(1,815)
3% Haircut on CRD Deposit with FINRA		(123)
NET CAPITAL	$	(16,286)
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum Net Capital Required	$	5,000
Capital Deficiency	$	(21,286)
Excess Net Capital at 1500%		N/A
Excess Net Capital at 1000%		N/A
Ratio: Aggregate Indebtedness to Net Capital		N/A

See Independent Auditors' Report on Supplemental Information

GRIFFIN CAPITAL SECURITIES, INC.

SCHEDULE II
RECONCILIATION OF THE COMPANY'S COMPUTATION
OF NET CAPITAL TO AMOUNTS REPORTED IN
PART II OF FORM X-17A-5
As of December 31, 2009

Net Capital as Reported in the Company's Focus Report Part II	$	(16,163)
Net Capital Per Schedule I		(16,286)
DIFFERENCE	$	(123)
Capital Deficiency as Reported in Company's Focus Report Part II	$	(21,163)
Capital Deficiency Per Schedule I		(21,286)
DIFFERENCE	$	(123)

The difference of $123 derives from an additional 3% haircut on the CRD deposit account with FINRA.

Subsequent to December 31, 2009, the stockholder contributed $175,000 of additional paid-in capital in order to restore the required net capital balance.

See Independent Auditors' Report on Supplemental Information

GRIFFIN CAPITAL SECURITIES, INC.

SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2009

Exemption is claimed under Section (K)(2)(i) of Rule 15c3-3.

SCHEDULE IV
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2009

Exemption is claimed under Section (K)(2)(i) of Rule 15c3-3.

See Independent Auditors' Report on Supplemental Information

GH&J

GREEN HASSON & JANKS LLP
BUSINESS ADVISORS AND CPAs
-Since 1953-

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Griffin Capital Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Griffin Capital Securities, Inc. (the company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we do not express an opinion on the effectiveness of the company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Complying with the requirements for prompt payment of securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A Member of HLB International
A world-wide organization of accounting firms and business advisers

10990 Wilshire Boulevard | Sixteenth Floor | Los Angeles, California 90024-3929
TEL (310) 873-1600 | FAX (310) 873-6600 | www.ghjadvisors.com

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 9 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Green Hasson & Janks LLP

February 18, 2010
Los Angeles, California